FREE WRITING PROSPECTUS	Filed pursuant to Rule 433
Registration Statement No. 333-140456
dated October 2, 2009

Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park
New York, NY 10036

Eksportfinans ASA

Commodity Index Linked Notes linked to the Dow Jones – UBS Commodity Index Total Return 2 Month Forward due November 22, 2010

Issuer:	Eksportfinans ASA

Issuer rating:

Aa1 (negative outlook) (Moody’s)/AA (stable outlook) (Standard & Poor’s)/AA (F.IBCA)†

† A credit rating reflects the creditworthiness of the Issuer in the view of the rating agency and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the Issuer does not affect or enhance the likely performance of the investment other than the ability of the Issuer to meet its obligations.

Specified currency:	U.S. dollars

Aggregate Principal Amount:	$20,000,000.00

Principal Amount per Note:	Minimum denomination of $1,000,000.00 and integral multiples of $100,000.00 in excess thereof

CUSIP No.:	28264QR30

ISIN:	US28264QR307

Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch) One Bryant Park New York, New York 10036 The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:	October 2, 2009

Original Issue Date:	October 9, 2009

Maturity Date:

November 22, 2010 (the Stated Maturity Date), unless you have previously exchanged your notes pursuant to the Optional Redemption provision or the notes were previously redeemed prior to maturity pursuant to the Automatic Redemption or Commodity Hedging Disruption Event provision. If the determination of the relevant Final Index Value is postponed to or beyond the second Business Day immediately prior to the Stated Maturity Date due to a Market Disruption Event or otherwise, the Maturity Date will be postponed so that the Maturity Date will be the second Business Day following the date of determination of the relevant Final Index Value.

Index linked note:

Yes. The Dow Jones – UBS Commodity Index Total Return 2 Month Forward (the Index) or any successor index, subject to the provisions of "Modification to Index" and "Replacement Index" below. The publisher of the Index is Dow-Jones UBS (the Index Publisher).

The Dow Jones-UBS Commodity Index Total Return 2 Month Forward (DJUBSF2T) is a fully collateralized version of the Dow Jones-UBS Commodity Index 2 Month Forward (DJUBSF2). The DJUBSF2 measures the performance of an investment in the commodity markets over time. The DJUBSF2T is fully collateralized because it combines the returns of the DJUBSF2 with the returns on cash collateral invested in U.S. Treasury Bills. The Index is also designed as a “tradable” index that is readily accessible to market participants. The DJUBSF2 tracks the returns of rolling commodities futures contracts. The DJUBSF2 is currently comprised of futures contracts (each, an Index Component) in respect of 19 physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price.

The 19 commodities that currently comprise the Index (the Index Commodities) are: aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, sugar, unleaded gasoline, wheat and zinc. The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange. The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange. For information regarding the “rolling” of the contracts, please see “The Index — Dow Jones - UBS Commodity Index Total Return 2 Month Forward — Contract Selection — Rolling” herein. For further information regarding the Index, see “The Index” below.

Issue Price:	100.00%

Payment at Maturity (or upon redemption):	The Redemption Price.

Redemption Price:	An amount in cash payable on the Settlement Date equal to the sum of the Redemption Amount plus the Interest Amount.

Redemption Amount:

The Redemption Amount you will be entitled to receive on the Maturity Date in respect of each note that you hold will be cash equal to the greater of:

(a) Outstanding Principal per note x (1 + 3 x (Index Result – Fees – T-Bill Yield)), or

(b) $0.00.

Outstanding Principal:	On a Final Valuation Date in relation to the Maturity Date, an Automatic Redemption or an Optional Redemption, the outstanding Aggregate Principal Amount of such note.

Index Result:	Final Index Value / Initial Index Value – 1

Final Index Value:	The official value of the Index as it appears on the Final Valuation Date, as published by the Index Publisher or, if the Index Publisher does not publish such a value, as quoted by another publicly available source selected by the Calculation Agent in its sole discretion or, if no such other source is available, as calculated by the Calculation Agent in good faith, subject, in each case, to the effect of any Market Disruption Event or the discontinuance or modification of the Index.

Initial Index Value:	506.311. The Initial Index Value is the official settlement price of the Index on the Trade Date, subject to a Market Disruption Event.

Fees:	0.50% x Fee Days

Fee Days:	The total number of days from and including the Trade Date up to but excluding the applicable Final Valuation Date divided by 365.

T-Bill Yield:

The yield, expressed as a percentage, equal to the U.S. Treasury Bill return as measured on each date from the day following the Trade Date to and including the applicable Final Valuation Date and calculated pursuant to the following formula:

where:
TBill d-1 means, on any Index Business Day, the 91-day weekly auction high rate for U.S. Treasury Bills, asreported on Reuters screen page "USAUCTION10”, or any successor page, on the most recent day prior to suchIndex Business Day on which such rate was published, expressed as a money market rate.

Interest Amount:	An amount equal to the interest accrued on the Outstanding Principal of the notes at the Interest Rate Basis specified below (plus the Spread) during each Interest Period. This rate will be set initially on the Original Issue Date and will subsequently reset on each Interest Reset Date. The Interest Amount will be paid on the applicable Settlement Date as part of the Redemption Price. No interest payments will be made until the applicable Settlement Date.

Interest Rate Basis:	USD LIBOR for a maturity corresponding to the designated maturity at 11:00 a.m., London time, on the applicable Interest Reset Date, as reported on the Designated LIBOR Page. The Interest Rate Basis will not be reevaluated even if the Maturity Date is postponed due to a Market Disruption Event at the end of the final Interest Period.

Interest Period:	The period from and including an Interest Reset Date (or, with respect to the first Interest Period, the Original Issue Date) to but excluding the immediately following Interest Reset Date (or, with respect to the last Interest Period, the applicable Settlement Date).

Interest Reset Dates:	Quarterly on 22nd of each of February, May and August during which the notes are outstanding, beginning February 2010. Long first period, no interpolation. If any scheduled Interest Reset Date would otherwise be a day that is not a London Business Day, the Interest Reset Date will be the immediately preceding day that is a London Business Day. A London Business Day is a day on which commercial bank and foreign exchange markets settle payments generally in London.

Interest Payment Date:	The applicable Settlement Date.

Minimum Interest Rate:	0.00%

Spread:	-0.25% (-0.25 per cent)

LIBOR Maturity:	Three months

Designated LIBOR Page:	Reuters page “LIBOR01” (or any successor or replacement page thereof).

Day count convention:	Actual/360

Business Day:	For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a legal holiday or a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York City or Oslo.

Settlement Date:

(i) In the case of the payment at maturity, the Maturity Date, (ii) in the case of an Optional Redemption, the fifth Business Day following the Final Valuation Date in respect of that Optional Redemption, and (iii) in the case of an Automatic Redemption, the fifth Business Day following the Final Valuation Date in respect of that Automatic Redemption

Optional Redemption:

On any Optional Repayment Date, you may direct Eksportfinans to redeem your notes in whole or in part at the applicable Redemption Price (subject to a minimum Principal Amount of $1,000,000.00 per Optional Redemption and only in increments of $100,000.00 in excess thereof) upon written notice to the Calculation Agent, the Trustee and the Issuer in a form reasonably acceptable to the addressees.

Optional Repayment Dates:

Each Index Business Day from and excluding the Original Issue Date to but excluding November 15, 2010, on which notice of the exercise of an Optional Redemption is given in accordance with the terms hereof.

Automatic Redemption:

The Issuer will redeem the notes in full at the applicable Redemption Price if a Trigger Event occurs with respect to such notes. The Final Valuation Date for such Automatic Redemption will be the Index Business Day following the Index Business Day on which the related Trigger Event occurs.

Automatic Redemption due to a Commodity Hedging Disruption Event:

If a Commodity Hedging Disruption Event (as defined below) occurs the Issuer will redeem the notes (in whole, and not in part). The cash amount due and payable per $100,000 principal amount of notes in the event of any such redemption shall be equal to the Redemption Price on the second London and New York Business Day immediately following the Commodity Hedging Disruption Event (such date, “the Acceleration Valuation Date”), as determined by the Calculation Agent in good faith in a commercially reasonable manner to be fair and equitable to the holders of the notes (which determination shall be binding on the Issuer and the holders of the notes), and will be payable to holders of the notes on the fifth New York business day following the Acceleration Valuation Date. In the event of any such redemption, the Calculation Agent will provide written notice to the Paying Agent and the Trustee (on which notice the Paying Agent and the Trustee may conclusively rely), and to the Depository Trust Company (“DTC”) of the cash amount due and payable with respect to each $100,000 principal amount of notes as promptly as possible and in no event later than two New York Business Days prior to the date on which such payment is due. For the avoidance of doubt, all procedures and determinations set forth above shall only be applicable with respect to redemption of the notes by the Issuer as a result of a Commodity Hedging Disruption Event.

Commodity Hedging Disruption Event:

A “Commodity Hedging Disruption Event” will be deemed to have occurred on the first London and New York Business Day on which the Calculation Agent has delivered a notice to the Trustee, Paying Agent and the Issuer that an announcement has been made by the Commodity Futures Trading Commission (“CFTC”) or any futures exchange that it will amend, eliminate or reinterpret the definition of “bona fide hedging,” as that term is used in regulations of the CFTC or any such exchange, pursuant to Section 4a of the Commodity Exchange Act, or that it will withdraw, revoke or eliminate any exemption from speculative position limits for hedging transactions, or any similar action identified by the Calculation Agent, and that, in any such case, after using commercially reasonable efforts, the Calculation Agent is unable either (i) to establish, re-establish, substitute, maintain, unwind or dispose of, or would be required to liquidate, all or any part of any transaction(s), position(s) or asset(s) established or maintained, or to be established, for the purpose of hedging all or a portion of its exposure arising from this transaction that the Calculation Agent deems necessary to hedge the risk of performing its commodity-related obligations with respect to the notes (including, without limitation, any commodity-related payments on the notes), or (ii) to realize, recover or remit the proceeds of any such transaction(s) or asset(s); including without limitation, any such inability arising as a result of the adoption of, or any change in, any law, regulation, rule or order applicable to the Calculation Agent, its affiliates or counterparties, or the promulgation of, or any change in the interpretation by any court, tribunal, or regulatory authority with competent authority or any relevant trading system or exchange facility, of any such applicable law, rule, regulation or order, in each case occurring on or after the Pricing Date.

Index Business Day:	As defined in the most current DJUBS Handbook

Trigger Event Date:	A Trigger Event will be deemed to occur on the first Index Business Day from and excluding the Original Issue Date to but excluding November 15, 2010 on which the closing level of the Index is equal to or less than 85.00% of the Initial Index Value.

Final Valuation Date:

(i) in the case of the payment on the Maturity Date, November 15, 2010; (ii) in the case of an Optional Redemption, the Optional Repayment Date, provided that notice of the exercise of the Optional Redemption is received by the Calculation Agent prior to 11:00 a.m., New York time, on such date, or, if such notice is given after 11:00 a.m., New York time, the first Index Business Day following the date on which such notice is given; (iii) in the case of an Automatic Redemption, the Index Business Day immediately following the Trigger Event Date; provided in each case that if a Market Disruption Event exists on any such Final Valuation Date, such date shall not be considered the Final Valuation Date but the Final Valuation Date shall be determined in accordance with the provisions of “Disruption Fallback” below; and (iv) in the case of a Commodity Hedging Disruption Event, the Acceleration Valuation Date.

Market Disruption Event:

The occurrence, as determined by the Calculation Agent, of one or more of the following: (i) a material limitation, suspension or disruption of trading in one or more of the Index Components; (ii) the settlement price for any Index Component being a “limit price”; or (iii) the exchange on which any Index Component trades failing to report or publish a settlement price for such Index Component. The Calculation Agent will inform the Issuer promptly upon determining that a Market Disruption Event has occurred.

Disruption Fallback:

If a Market Disruption Event occurs on a Final Valuation Date, the Calculation Agent will calculate the Final Index Value using (i) for those Index Components that did not suffer a Market Disruption Event on such Final Valuation Date the final settlement prices for such Index Components on such Final Valuation Date and (ii) for each Index Component included in the Index that did suffer a Market Disruption Event on such Final Valuation Date the final settlement price for each such Index Components on the Trading Day immediately succeeding such Final Valuation Date on which the final settlement price for such Index Component was not affected by a Market Disruption Event; provided that, if a Market Disruption Event has occurred on each of the three (3) Trading Days immediately succeeding such Final Valuation Date, the Calculation Agent will make a good faith estimate of the price of the relevant Index Component and, using that price, determine the Final Index Value. (These procedures will also apply to the calculation of the Initial Index value if a Market Disruption Event occurs on the Trade Date).

Modification to Index:

If the Index Publisher changes its method of calculating the Index in any material respect, as determined by the Calculation Agent then the Calculation Agent may, in its role as the Calculation Agent, make adjustments necessary in order to arrive at a calculation of value comparable to the Index as if such changes or modifications had not been made and calculate the Final Index Value in accordance with such adjustments.

Replacement Index:

If, following the date on which the notes are issued, the Index Publisher ceases to publish the Index and neither the Index Publisher nor any other entity undertakes to publish a commodity index using the same methods of computation and the same composition of futures contracts, then the Final Index Value with respect to such note shall be calculated by the Calculation Agent in accordance with the formula applied by the Index Publisher to calculate the Index on the last day on which the Index was published.

Calculation Agent:	Merrill Lynch Commodities, Inc. (MLCI).

Trading Day:	A day, as determined by the Calculation Agent, on which trading is generally conducted on the relevant exchange(s) for the applicable commodity included in the Index.

Early Redemption for Tax Reasons:

The Issuer cannot redeem the notes prior to maturity (and other than in the case of Automatic Redemption) unless, due to the imposition by the Kingdom of Norway or one of its taxing authorities of any tax, assessment or governmental change subsequent to the date of this issuance of the notes, the Issuer would become obligated to pay additional amounts. If such an imposition occurs, the Issuer may at its option redeem the notes (in whole, but not in part) by giving notice specifying a redemption date at least 30 days, but not more than 60 days, after the date of the notice. In such event, the Issuer will pay you the Redemption Price as determined on the fifth Trading Day prior to the redemption date by the Calculation Agent.

Additional amounts payable:	Yes

Authorized denominations and Minimum Initial Purchase:	$1,000,000.00 and increments of $100,000.00 in excess thereof.

Form of notes:	Book-entry

Listing:	None

Failure to Pay Redemption Amount When Due:	In the event we fail to pay the Interest Amount or the Redemption Amount or the Early Redemption Amount on the Maturity Date, any overdue payment will bear interest from the Maturity Date until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBOR01 page as of 11:00 a.m. (London time) on the first Business Day following such failure to pay. Such rate shall be determined by the Calculation Agent. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of the actual number of days in the period.

Acceleration:

If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be calculated in accordance with the formula for determining the applicable Early Redemption Amount on the acceleration date.

Other:

The notes are not renewable notes, asset linked notes, amortizing notes, exchangeable notes or zero coupon notes, each as described in the prospectus supplement. There is no extension of maturity in connection with the notes.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (the SEC) in relation to the offering to which this term sheet relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement, and the other documents relating to this offering that the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, or any agent or any dealer participating in this offering, will arrange to send you the prospectus and prospectus supplement if you so request by calling toll-free 1-866-500-5408.